Exhibit 99.1

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces Results for the First Quarter of 2018;

Strong containerboard fundamentals driving positive outlook for remainder of year

Kingsey Falls, Québec, May 10, 2018 - Cascades Inc. (TSX: CAS) reports its unaudited financial results for the three-month period ended March 31, 2018.

Q1 2018 Highlights

•	Sales of $1,098 million

(compared to $1,082 million in Q4 2017 (+1%) and $1,006 million in Q1 2017 (+9%))

•	As reported (including specific items)
◦	Operating income of $112 million

(compared to $45 million in Q4 2017 (+149%) and $31 million in Q1 2017 (+261%))

◦	Operating income before depreciation and amortization (OIBD)[1] of $167 million

(compared to $104 million in Q4 2017 (+61%) and $78 million in Q1 2017 (+114%))

◦	Net earnings per common share of $0.65

(compared to net earnings of $0.60 in Q4 2017 and net earnings of $1.70 in Q1 2017)

•	Adjusted (excluding specific items)[2]
◦	Operating income of $50 million

(compared to $46 million in Q4 2017 (+9%) and $28 million in Q1 2017 (+79%))

◦	OIBD[1] of $105 million

(compared to $105 million in Q4 2017 (stable) and $75 million in Q1 2017 (+40%))

◦	Net earnings per common share of $0.13

(compared to net earnings of $0.14 in Q4 2017 and net earnings of $0.13 in Q1 2017)

•	Net debt[2] of $1,534 million as at March 31, 2018 (compared to $1,522 million as at December 31, 2017) and net debt to adjusted OIBD ratio[2,3] at 3.6x.

1 OIBD = Operating income before depreciation and amortization.

2 For further details, please refer to the "Supplemental Information on non-IFRS Measures" section.

3 Pro-forma basis to include 2017 and 2018 business combinations on a LTM basis.

Mr. Mario Plourde, President and Chief Executive Officer, commented: “Our consolidated first quarter performance improved both year-over-year and sequentially in terms of sales levels, shipments and operating income. Changes in raw material prices were positive on a consolidated basis both sequentially and year-over-year, while higher transportation costs negatively impacted profitability in our North American operations.

Year-over-year, first quarter results were supported by a strong performance from our European boxboard subsidiary Reno de Medici, driven by strong market conditions, selling price improvement and lower raw material costs. The containerboard packaging division similarly generated stronger results, reflecting the April 2017 consolidation of the Greenpac Mill, strong industry fundamentals and higher average realized selling prices. As disclosed in early March, first quarter production levels in this segment were impacted by unplanned downtime at several mills at the beginning of the year, which resulted in a production shortfall of 15,000 short tons during the period. These production and mechanical issues were resolved before the end of the quarter. Results in the specialty products segment were below last year due to the lower recycled material prices, most notably OCC, which reduced sales in the recovery sub-segment. Finally, the tissue papers division increased shipments by 7% year-over-year within the ongoing context of challenging market conditions and market related downtime taken at the beginning of the year. Results in this segment, however, were impacted by lower average selling prices driven by increased competitiveness in several markets, higher raw material prices, and negative operating margin related to the Oregon converting facility that was started in the second quarter of 2017.

On a sequential basis, consolidated first quarter results reflected improvements in capacity utilization, sales, and operating income. This was largely driven by a strong performance from the European boxboard division, and was supported by a slight progress in tissue. Although production levels in containerboard reflected seasonally softer volumes and the downtime as described above, this division generated improvements in operating income and adjusted OIBD, reflecting higher realized average selling prices and lower raw material costs. Conversely, results from the specialty products segment decreased, due primarily to the impact of lower recycled paper pricing on the performance of its recovery activities.

On the strategic front, the construction of our new containerboard converting facility in NJ progressed on time and on budget, with start-up scheduled for the end of May. The containerboard division finalized the sale of the NY converting facility for US$72 million in January, and the acquisition of the 66.67% interest in the Italian boxboard processing company PAC Service S.p.A, was concluded by the European boxboard division at the beginning of the year. At the end of the first quarter, the leverage ratio stood at 3.6x1, unchanged from the end of 2017."

1 Pro-forma basis to include 2017 and 2018 business combinations on a LTM basis.

Financial Summary

Selected consolidated information

(in millions of Canadian dollars, except amounts per common share) (unaudited)	Q1 2018	Q4 2017	Q1 2017

Sales	1,098	1,082	1,006
As Reported
Operating income before depreciation and amortization (OIBD)[1]	167	104	78
Operating income	112	45	31
Net earnings	61	57	161
per common share	$0.65	$0.60	$1.70
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	105	105	75
Operating income	50	46	28
Net earnings	12	13	12
per common share	$0.13	$0.14	$0.13
Margin (OIBD)	9.6%	9.7%	7.5%
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Segmented Operating Income (loss) as reported

(in millions of Canadian dollars) (unaudited)	Q1 2018	Q4 2017	Q1 2017

Packaging Products
Containerboard	121	51	33
Boxboard Europe	19	11	5
Specialty Products	2	9	13

Tissue Papers	(2)	(6)	8

Corporate Activities	(28)	(20)	(28)
Operating income as reported	112	45	31

Segmented adjusted OIBD1

(in millions of Canadian dollars) (unaudited)	Q1 2018	Q4 2017	Q1 2017

Packaging Products
Containerboard	77	74	45
Boxboard Europe	28	19	14
Specialty Products	7	14	18

Tissue Papers	13	12	23

Corporate Activities	(20)	(14)	(25)
Adjusted OIBD	105	105	75
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Analysis of results for the three-month period ended March 31, 2018 (compared to the same period last year)

Sales of $1,098 million increased by $92 million or 9% compared to the same period last year. This was driven by a 22% increase in the containerboard division, reflecting the Greenpac consolidation and higher average realized sales prices during the period, and a 17% sales increase in the European boxboard segment following implemented price increases and the January 2018 acquisition of PAC Service. These benefits were partially offset by lower sales in recovery activities attributable to the significant year-over-year decrease in raw material prices. Sales generated by the tissue segment were unchanged compared to prior year levels, as the beneficial impact of higher volumes was offset by a less favourable product mix and weaker Canadian dollar - US dollar exchange rate.

First quarter operating income stood at $112 million, a notable improvement from the $31 million generated last year. This increase was largely driven by improvements in the containerboard segment, where results benefited from the consolidation of Greenpac, a higher average selling price and lower raw material costs. First quarter performance similarly reflected a higher contribution from the European boxboard segment, driven by strong industry fundamentals and lower raw material costs. Partially offsetting these benefits was a lower contribution from the specialty products division attributable to the impact of lower raw material prices on the performance of the recovery sub-segment, and a weaker tissue performance reflecting the more challenging marketplace and rising virgin pulp price. Higher amortization and depreciation expense as a result of business combinations and the Scappoose facility start-up also negatively impacted operating income compared to the prior year period. On an adjusted basis1, first quarter operating income stood at $50 million, versus $28 million in the prior year.

The specific items, before income taxes, that impacted our first quarter 2018 operating income and/or net earnings were:

•	a $4 million unrealized loss on financial instruments (operating income and net earnings).
•	a $66 million gain related to the sale of the Maspeth, NY containerboard converting facility (operating income and net earnings).
•	a $5 million gain on fair-value revaluation of investment related to the European boxboard acquisition of PAC Service (net earnings).
•	a $1 million foreign exchange gain on long-term debt and financial instruments (net earnings).

The Corporation generated net earnings of $61 million, or $0.65 per common share in the first quarter of 2018, versus net earnings of $161 million, or $1.70 per common share in the comparable period of 2017. On an adjusted basis1, net earnings were $12 million, or $0.13 per common share, during the first three months of 2018, compared to net earnings of $12 million or $0.13 per common share in the same period of 2017.

1 For further details, please refer to the "Supplemental Information on non-IFRS Measures" section.

Near-Term and Strategic Outlook

Discussing the outlook for Cascades, Mr. Plourde commented: “Our near term outlook is positive. The second quarter is seasonally favourable for all of our business segments, and we would expect sales levels to reflect as much. In the case of our containerboard segment, strong industry demand, lower raw material costs, and the gradual implementation of the announced price increases should provide significant support for performance in the coming months. Conversely, we expect profitability levels in our tissue paper division to remain under pressure as a result of the heightened competitive marketplace and rising raw material costs. While external factors remain challenging in this segment, we remain focused on managing inventory, growing sales levels in our targeted markets, incorporating lower cost materials in our production processes when possible, and increasing sales levels in our Oregon tissue converting facility where we continue to make positive and measurable progress. In Europe, underlying industry fundamentals suggest continued strength, raw material prices continue to be favourable, and both order backlog and order intake levels remain healthy. Operationally, we will concentrate on managing raw material costs and countering the trend of increasing transportation costs through optimization of our transport strategies.

Looking to the remainder of 2018, we are focused internally on the optimization of our new business platform, and monetizing the efficiency, productivity and cost-saving initiatives that have been implemented through the centralization of our administrative processes. At the corporate level, attention will be centered on the smooth and successful execution of the company's planned 2018 investment program focused on improving our tissue platform, reinforcing our operational efficiency and productivity with a view to enhancing profitability and maximizing cash flow generation, and maintaining our strategic capital allocation commitment to reduce leverage."

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per common share to be paid on June 6, 2018, to shareholders of record at the close of business on May 23, 2018. This dividend is an “eligible dividend” as per the Income Tax Act (R.C.S. (1985), Canada). During the first quarter of 2018, Cascades purchased 435,580 common shares for cancellation at a weighted average price of $14.20.

2018 First Quarter Results Conference Call Details

Management will discuss the 2018 first quarter financial results during a conference call today at 8:30 a.m. EDT. The call can be accessed by dialing 1-888-231-8191 (international dial-in 1-647-427-7450). The conference call, including the investor presentation, will be broadcast live on the Cascades website (www.cascades.com under the "Investors" section). A replay of the call will be available on the Cascades website and may also be accessed by phone until June 10, 2018 by dialing 1-855-859-2056, access code 6789174.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs 11,000 employees, who work in more than 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS. Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents (including $25 million of restricted cash in 2018)	137	89
Accounts receivable	633	608
Current income tax assets	16	18
Inventories	555	523
Current portion of financial assets	10	9
Assets held for sale	—	13
	1,351	1,260
Long-term assets
Investments in associates and joint ventures	77	78
Property, plant and equipment	2,183	2,104
Intangible assets with finite useful life	209	212
Financial assets	24	23
Other assets	59	73
Deferred income tax assets	153	149
Goodwill and other intangible assets with indefinite useful life	542	528
	4,598	4,427
Liabilities and Equity
Current liabilities
Bank loans and advances	23	35
Trade and other payables	671	683
Current income tax liabilities	11	6
Current portion of long-term debt	66	59
Current portion of provisions for contingencies and charges	9	7
Current portion of financial liabilities and other liabilities	94	101
	874	891
Long-term liabilities
Long-term debt	1,582	1,517
Provisions for contingencies and charges	34	36
Financial liabilities	36	18
Other liabilities	180	178
Deferred income tax liabilities	207	186
	2,913	2,826
Equity attributable to Shareholders
Capital stock	491	492
Contributed surplus	16	16
Retained earnings	1,035	982
Accumulated other comprehensive loss	(20)	(35)
	1,522	1,455
Non-controlling interests	163	146
Total equity	1,685	1,601
	4,598	4,427

CONSOLIDATED STATEMENTS OF EARNINGS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per common share amounts and number of common shares) (unaudited)	2018	2017
Sales	1,098	1,006
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $55 million (2017 — $47 million))	946	880
Selling and administrative expenses	103	96
Gain on acquisitions, disposals and others	(66)	—
Impairment charges and restructuring costs	—	1
Foreign exchange loss (gain)	(1)	1
Loss (gain) on derivative financial instruments	4	(3)
	986	975
Operating income	112	31
Financing expense	22	21
Interest expense on employee future benefits	1	1
Foreign exchange gain on long-term debt and financial instruments	(1)	(8)
Fair value revaluation gain on investments	(5)	(145)
Share of results of associates and joint ventures	(1)	(28)
Earnings before income taxes	96	190
Provision for income taxes	24	27
Net earnings including non-controlling interests for the period	72	163
Net earnings attributable to non-controlling interests	11	2
Net earnings attributable to Shareholders for the period	61	161
Net earnings per common share
Basic	$0.65	$1.70
Diluted	$0.63	$1.66
Weighted average basic number of common shares outstanding	95,013,041	94,554,104
Weighted average number of diluted common shares	97,801,090	97,237,972

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2018	2017
Net earnings including non-controlling interests for the period	72	163
Other comprehensive income
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	40	(6)
Change in foreign currency translation related to net investment hedging activities	(23)	6
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(1)	—
Change in fair value of commodity derivative financial instruments	1	(1)
Equity investment	—	12
Share of other comprehensive income of associates	—	17
Provision for (recovery of) income taxes	3	(9)
	20	19
Items that are reclassified to retained earnings
Actuarial gain on employee future benefits	1	2
Recovery of income taxes	—	(1)
	1	1
Other comprehensive income	21	20
Comprehensive income including non-controlling interests for the period	93	183
Comprehensive income attributable to non-controlling interests for the period	18	2
Comprehensive income attributable to Shareholders for the period	75	181

CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31, 2018
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	492	16	982	(35)	1,455	146	1,601
New IFRS adoption	—	—	(2)	2	—	—	—
Restated Balance - Beginning of period	492	16	980	(33)	1,455	146	1,601
Comprehensive income
Net earnings	—	—	61	—	61	11	72
Other comprehensive income	—	—	1	13	14	7	21
	—	—	62	13	75	18	93
Dividends	—	—	(4)	—	(4)	—	(4)
Issuance of common share upon exercise of stock options	2	—	—	—	2	—	2
Redemption of common shares	(3)	—	(3)	—	(6)	—	(6)
Capital contribution from a non-controlling interest	—	—	—	—	—	1	1
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance - End of period	491	16	1,035	(20)	1,522	163	1,685

	For the 3-month period ended March 31, 2017
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	487	16	512	(31)	984	90	1,074
Comprehensive income
Net earnings	—	—	161	—	161	2	163
Other comprehensive income	—	—	1	19	20	—	20
	—	—	162	19	181	2	183
Dividends	—	—	(4)	—	(4)	—	(4)
Issuance of common share upon exercise of stock options	1	—	—	—	1	—	1
Balance - End of period	488	16	670	(12)	1,162	92	1,254

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2018	2017
Operating activities
Net earnings attributable to Shareholders for the period	61	161
Adjustments for:
Financing expense and interest expense on employee future benefits	23	22
Depreciation and amortization	55	47
Gain on acquisitions, disposals and others	(66)	—
Unrealized loss (gain) on derivative financial instruments	4	(4)
Foreign exchange gain on long-term debt and financial instruments	(1)	(8)
Provision for income taxes	24	27
Fair value revaluation gain on investments	(5)	(145)
Share of results of associates and joint ventures	(1)	(28)
Net earnings attributable to non-controlling interests	11	2
Net financing expense paid	(37)	(38)
Net income taxes received (paid)	3	(5)
Dividends received	—	2
Employee future benefits and others	(2)	—
	69	33
Changes in non-cash working capital components	(31)	(39)
	38	(6)
Investing activities
Investments in associates and joint ventures	(2)	(16)
Payments for property, plant and equipment	(83)	(61)
Proceeds from disposals of property, plant and equipment	81	3
Change in intangible and other assets	(4)	(5)
Net cash acquired in business combinations	3	—
	(5)	(79)
Financing activities
Bank loans and advances	(13)	(3)
Change in revolving credit facilities	36	103
Increase in other long-term debt	8	6
Payments of other long-term debt	(9)	(5)
Settlement of derivative financial instruments	(1)	(7)
Issuance of common shares	2	1
Redemption of common shares	(6)	—
Dividends paid to non-controlling interests	(2)	—
Capital contribution from non-controlling interests	1	—
Dividends paid to the Corporation’s Shareholders	(4)	(4)
	12	91
Change in cash and cash equivalents during the period	45	6
Currency translation on cash and cash equivalents	3	—
Cash and cash equivalents - Beginning of period	89	62
Cash and cash equivalents - End of period	137	68

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2017.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation’s Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2018	2017
Packaging Products
Containerboard	421	346
Boxboard Europe	246	211
Specialty Products	159	173
Intersegment sales	(24)	(22)
	802	708
Tissue Papers	305	306
Intersegment sales and Corporate Activities	(9)	(8)
	1,098	1,006

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2018	2017
Packaging Products
Containerboard	141	45
Boxboard Europe	28	13
Specialty Products	7	18
	176	76
Tissue Papers	13	23
Corporate	(22)	(21)
Operating income before depreciation and amortization	167	78
Depreciation and amortization	(55)	(47)
Financing expense and interest expense on employee future benefits	(23)	(22)
Foreign exchange gain on long-term debt and financial instruments	1	8
Fair value revaluation gain on investments	5	145
Share of results of associates and joint ventures	1	28
Earnings before income taxes	96	190

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2018	2017
Packaging Products
Containerboard	59	6
Boxboard Europe	3	8
Specialty Products	6	3
	68	17
Tissue Papers	9	27
Corporate	3	3
Total acquisitions	80	47
Proceeds from disposals of property, plant and equipment	(81)	(3)
Capital lease acquisitions	(3)	(3)
	(4)	41
Acquisitions for property, plant and equipment included in “Trade and other payables”
Beginning of period	28	25
End of period	(22)	(8)
Payments for property, plant and equipment net of proceeds from disposals	2	58

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affect its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure performance, compare the Corporation's results between periods and assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation's underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations, and some of them may arise in the future and may reduce the Corporation's available cash.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing and repurchase of long-term debt, some deferred tax asset provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”), which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•	Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation's ability to incur and service debt and as an evaluation metric.
•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.
•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.
•	Adjusted net earnings: Used to assess the Corporation's consolidated financial performance on a comparable basis.
•	Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.
•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate the financial leverage.
•	Net debt to adjusted OIBD ratio on a pro-forma basis: Used to measure the Corporation's credit performance and evaluate the financial leverage on a comparable basis including significant business acquisitions and excluding significant business disposals, if any.

Non-IFRS measures are mainly derived from the consolidated financial statements but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	Q1 2018
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	121	19	2	(2)	(28)	112
Depreciation and amortization	20	9	5	15	6	55
Operating income (loss) before depreciation and amortization	141	28	7	13	(22)	167
Specific items:
Gain on acquisitions, disposals and others	(66)	—	—	—	—	(66)
Unrealized loss on financial instruments	2	—	—	—	2	4
	(64)	—	—	—	2	(62)
Adjusted operating income (loss) before depreciation and amortization	77	28	7	13	(20)	105
Adjusted operating income (loss)	57	19	2	(2)	(26)	50

	Q4 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	51	11	9	(6)	(20)	45
Depreciation and amortization	22	8	5	18	6	59
Operating income (loss) before depreciation and amortization	73	19	14	12	(14)	104
Specific items :
Impairment reversal	—	—	—	—	(2)	(2)
Restructuring costs	—	—	—	—	1	1
Unrealized loss on derivative financial instruments	1	—	—	—	1	2
	1	—	—	—	—	1
Adjusted operating income (loss) before depreciation and amortization	74	19	14	12	(14)	105
Adjusted operating income (loss)	52	11	9	(6)	(20)	46

	Q1 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	33	5	13	8	(28)	31
Depreciation and amortization	12	8	5	15	7	47
Operating income (loss) before depreciation and amortization	45	13	18	23	(21)	78
Specific items:
Restructuring costs	—	1	—	—	—	1
Unrealized gain on financial instruments	—	—	—	—	(4)	(4)
	—	1	—	—	(4)	(3)
Adjusted operating income (loss) before depreciation and amortization	45	14	18	23	(25)	75
Adjusted operating income (loss)	33	6	13	8	(32)	28

Net earnings, as per IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

(in millions of Canadian dollars) (unaudited)	Q1 2018	Q4 2017	Q1 2017

Net earnings attributable to Shareholders for the year	61	57	161
Net earnings attributable to non-controlling interests	11	6	2
Provision for (recovery of) income taxes	24	(57)	27
Fair value revaluation gain on investments	(5)	—	(145)
Share of results of associates and joint ventures	(1)	(3)	(28)
Foreign exchange loss (gain) on long-term debt and financial instruments	(1)	4	(8)
Financing expense, interest expense on employee future benefits and loss on repurchase of long-term debt	23	38	22
Operating income	112	45	31
Specific items:
Gain on acquisitions, disposals and others	(66)	—	—
Impairment reversals	—	(2)	—
Restructuring costs	—	1	1
Unrealized loss (gain) on derivative financial instruments	4	2	(4)
	(62)	1	(3)
Adjusted operating income	50	46	28
Depreciation and amortization	55	59	47
Adjusted operating income before depreciation and amortization	105	105	75

The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

(in millions of Canadian dollars, except amounts per share) (unaudited)	NET EARNINGS			NET EARNINGS PER SHARE [1]
	Q1 2018	Q4 2017	Q1 2017	Q1 2018	Q4 2017	Q1 2017

As per IFRS	61	57	161	$0.65	$0.60	$1.70
Specific items:
Gain on acquisitions, disposals and others	(66)	—	—	$(0.51)	—	—
Impairment reversals	—	(2)	—	—	$(0.01)	—
Restructuring costs	—	1	1	—	$0.01	$0.01
Unrealized loss (gain) on derivative financial instruments	4	2	(4)	$0.03	$0.01	$(0.03)
Loss on repurchase of long-term debt	—	14	—	—	$0.10	—
Unrealized gain on interest rate swaps	—	(2)	—	—	$(0.01)	—
Foreign exchange loss (gain) on long-term debt and financial instruments	(1)	4	(8)	$(0.01)	$0.04	$(0.08)
Fair value revaluation gain on investments	(5)	—	(145)	$(0.03)	—	$(1.33)
Share of results of associates and joint ventures	—	—	(16)	—	—	$(0.14)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	19	(61)	23	—	$(0.60)	—
	(49)	(44)	(149)	$(0.52)	$(0.46)	$(1.57)
Adjusted	12	13	12	$0.13	$0.14	$0.13

1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per common share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interests'' only include the effect of tax adjustments.

The following table reconciles cash flow from (used for) operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q1 2018	Q4 2017	Q1 2017
Cash flow from (used for) operating activities	38	95	(6)
Changes in non-cash working capital components	31	(18)	39
Depreciation and amortization	(55)	(59)	(47)
Net income taxes paid (received)	(3)	4	5
Net financing expense paid	37	11	38
Premium paid on long-term debt repurchase	—	11	—
Gain on acquisitions, disposals and others	66	—	—
Impairment reversals and restructuring costs	—	2	—
Unrealized gain (loss) on derivative financial instruments	(4)	(2)	4
Dividend received, employee future benefits and others	2	1	(2)
Operating income	112	45	31
Depreciation and amortization	55	59	47
Operating income before depreciation and amortization	167	104	78

The following table reconciles cash flow from (used for) operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow, which is also calculated on a per common share basis:

(in millions of Canadian dollars, except amount per common share or otherwise mentioned)	Q1 2018	Q4 2017	Q1 2017
Cash flow from (used for) operating activities	38	95	(6)
Changes in non-cash working capital components	31	(18)	39
Cash flow from operating activities (excluding changes in non-cash working capital components)	69	77	33
Specific items, net of current income taxes if applicable:
Restructuring costs	—	1	1
Premium paid on long-term debt repurchase	—	11	—
Adjusted cash flow from operating activities	69	89	34
Capital expenditures & other assets[1] and capital lease payments, net of disposals of $81 million in Q1 2018	(9)	(63)	(64)
Dividends paid to the Corporation's Shareholders	(4)	(4)	(4)
Adjusted free cash flow	56	22	(34)
Adjusted free cash flow per common share	$0.59	$0.24	$(0.36)
Weighted average basic number of common shares outstanding	95,013,041	94,744,841	94,554,104

1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	March 31, 2018	December 31, 2017	March 31, 2017
Long-term debt	1,582	1,517	1,625
Current portion of long-term debt	66	59	36
Bank loans and advances	23	35	24
Total debt	1,671	1,611	1,685
Less: Cash and cash equivalents (including $25 million of restricted cash in 2018)	137	89	68
Net debt	1,534	1,522	1,617
Adjusted OIBD (last twelve months)	423	393	372
Net debt / Adjusted OIBD ratio	3.6	3.9	4.3
Net debt / Adjusted OIBD ratio on a pro forma basis[1]	3.6	—	N/A

1 Pro-forma to include adjusted OIBD of 2017 and 2018 business acquisitions on a last twelve months basis.

For further information:

Media:	Source:
Hugo D'Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
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